-----------------------------------------------------------------------

       SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549
                          -----------------------

              FORM 11-K

(Mark One)
    X   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

                For the year ended December 31, 1998

                              OR

   ---  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
        THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from
         to                             ------------------------
           ----------------------.


                 Commission file number 1-9759


    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                SALARY REDUCTION PLAN FOR HOURLY
          EMPLOYEES OF IMC-AGRICO MP, INC. REPRESENTED
                          BY LOCAL #35
              INTERNATIONAL CHEMICAL WORKERS UNION


    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         IMC GLOBAL INC.
         2100 Sanders Road, Northbrook, Illinois 60062

-----------------------------------------------------------------------

        Salary Reduction Plan for Hourly Employees of
        IMC-Agrico MP, Inc. Represented by Local #35
            International Chemical Workers Union


                         Financial Statements
                     and Supplemental Schedules


                  Year ended December 31, 1998 and
                 six months ended December 31, 1997




                          Contents
                          --------

Report of Independent Auditors                                     1


Financial Statements


Statements of Assets Available for Benefits,
 With Fund Information                                             2

Statements of Changes in Assets Available for Benefits,
 With Fund Information                                             4

Notes to Financial Statements                                      6



Supplemental Schedules


Line 27a - Schedule of Assets Held for Investment Purposes        17

Line 27b - Schedule of Loans or Fixed Income Obligations          18

Line 27d - Schedule of Reportable Transactions                    19

                     Report of Independent Auditors

Plan Administrator
Salary Reduction Plan for Hourly Employees of
  IMC-Agrico MP, Inc. Represented by
  Local #35 International Chemical Workers Union

We have audited the accompanying statements of assets available for benefits of the Salary Reduction Plan for Hourly Employees of IMC-Agrico MP, Inc. Represented by Local #35 International Chemical Workers Union as of December 31, 1998 and 1997, and the related statements of changes in assets available for benefits for the year ended December 31, 1998 and the six months ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its assets available for benefits for the year ended December 31, 1998 and the six months ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund.
The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Chicago, Illinois                             Ernst & Young, LLP
May 7, 1999


                                                                                                    EIN 36-3888539
                                                                                                         Plan #103
                         Salary Reduction Plan for Hourly Employees of
                          IMC-Agrico MP, Inc. Represented by Local #35
                              International Chemical Workers Union

              Statement of Assets Available for Benefits, With Fund Information
                                       December 31, 1998
                                                                       Fund Information
                                               -----------------------------------------------------------------------
                                                Company      Fixed
                                                 Stock       Income      Balanced     Equity      Growth        Loan
                                      Total       Fund        Fund          Fund       Fund        Fund         Fund
                                   -----------------------------------------------------------------------------------
Investments, at fair value:
 Master trust funds:
  Interest in IMC-Agrico
   Stock Fund                      $  179,584   $179,584   $        -    $        - $          - $        -   $      -
  Interest in IMC-Agrico Fixed
   Income Fund                      2,885,137          -    2,885,137             -            -          -          -
Mutual funds:
Vanguard Wellington Fund, Inc.      2,103,949          -            -     2,103,949            -          -          -
Fidelity Equity-Income Fund, Inc.   1,209,195          -            -             -    1,209,195          -          -
Fidelity Magellan Fund, Inc.          337,870          -            -             -            -    337,870          -
Loans to participants                 378,673          -            -             -            -          -    378,673
                                   -----------------------------------------------------------------------------------
Total investments                   7,094,408    179,584    2,885,137     2,103,949    1,209,195    337,870    378,673
Receivables:
Participant contributions              19,552        782        6,553         5,821        5,052      1,344          -
Company contributions                   2,591         64        1,016           749          620        142          -
                                   -----------------------------------------------------------------------------------
                                       22,143        846        7,569         6,570        5,672      1,486          -
                                   -----------------------------------------------------------------------------------
Assets available for benefits      $7,116,551   $180,430   $2,892,706    $2,110,519   $1,214,867   $339,356   $378,673
                                   ===================================================================================
See accompanying notes.
</TABLE


                                                                                                    EIN 36-3888539
                                                                                                         Plan #103
                         Salary Reduction Plan for Hourly Employees of
                          IMC-Agrico MP, Inc. Represented by Local #35
                              International Chemical Workers Union

                Statement of Assets Available for Benefits, With Fund Information
                                         December 31, 1997

                                                                          Fund Information
                                                         -------------------------------------------------
                                                         Fixed Income    Balanced      Equity       Loan
                                              Total          Fund          Fund         Fund        Fund
                                           ---------------------------------------------------------------
Investments, at fair value:
 Mutual funds:
  Vanguard Wellington Fund, Inc.           $1,849,213     $        -    $1,849,213    $      -    $      -
  Fidelity Equity-Income Fund, Inc.           962,673              -             -     962,673           -
 Master trust fund:
  Interest in IMC-Agrico Fixed Income Fund  2,598,317      2,598,317             -           -           -
 Loans to participants                        292,179              -             -           -     292,179
                                           ---------------------------------------------------------------
Total investments                           5,702,382      2,598,317     1,849,213     962,673     292,179
Participant contributions receivable            5,767          2,239         1,809       1,719           -
                                           ---------------------------------------------------------------
Assets available for benefits              $5,708,149     $2,600,556    $1,851,022    $964,392    $292,179
                                     =======================================================

See accompanying notes.
</TABLE


                                                                                                  EIN 36-3888539
                                                                                                       Plan #103

                                 Salary Reduction Plan for Hourly Employees of
                                  IMC-Agrico MP, Inc. Represented by Local #35
                                      International Chemical Workers Union

                             Statement of Changes in Assets Available for Benefits,
                                             With Fund Information
                                         Year ended December 31, 1998
                                                                                  Fund Information
                                                          ---------------------------------------------------------------
                                                          Company    Fixed
                                                           Stock     Income     Balanced      Equity    Growth     Loan
                                                 Total      Fund      Fund        Fund         Fund      Fund      Fund
                                              ---------------------------------------------------------------------------
Investment income:
  Interest and dividends                      $  117,274  $     -  $        -  $   72,102   $  17,796  $  1,182  $ 26,194
  Net realized and unrealized appreciation
   in fair value of investments                  261,605        -           -     145,691      83,687    32,227         -
  Income (loss) from master trust fund           167,135     (841)    167,976           -           -         -         -
                                              ---------------------------------------------------------------------------
Total investment income                          546,014     (841)    167,976     217,793     101,483    33,409    26,194

Contributions:
  Participant                                  1,268,357   34,470     419,248     400,338     368,155    46,146         -
  Company                                         43,239      947      17,124      12,586      10,532     2,050         -
                                              ---------------------------------------------------------------------------
Total contributions                            1,311,596   35,417     436,372     412,924     378,687    48,196         -
Transfers to other plans                         (49,288)       -           -     (34,422)    (14,712)     (154)        -
Distributions                                   (399,920)    (474)   (206,992)    (97,991)    (50,043)  (10,479)  (33,941)
Transfers of investment direction                      -  146,328    (105,206)   (238,807)   (164,940)  268,384    94,241
                                              ---------------------------------------------------------------------------


Net increase (decrease) in assets available
 for benefits                                  1,408,402  180,430     292,150     259,497     250,475   339,356    86,494
Asset available for benefits -
 Beginning of year                             5,708,149        -   2,600,556   1,851,022     964,392         -   292,179
                                              ---------------------------------------------------------------------------
Assets available for benefits - End of year   $7,116,551 $180,430  $2,892,706  $2,110,519  $1,214,867  $339,356  $378,673
                                    ==========================================================
See accompanying notes.
</TABLE


                                                                                                 EIN 36-3888539
                                                                                                      Plan #103

                         Salary Reduction Plan for Hourly Employees of
                          IMC-Agrico MP, Inc. Represented by Local #35
                             International Chemical Workers Union

                     Statement of Changes in Assets Available for Benefits,
                                    With Fund Information
                             Six months ended December 31, 1997

                                                                                       Fund Information
                                                                      -------------------------------------------------
                                                                      Fixed Income    Balanced      Equity       Loan
                                                            Total         Fund          Fund         Fund        Fund
                                                          -------------------------------------------------------------
Investment income:
  Interest and dividends                                  $  59,501    $        -    $   41,633    $  7,272    $ 10,596
  Net realized and unrealized appreciation in fair
   value of investments                                     177,363             -       105,631      71,732           -
  Income from master trust fund                              79,576        79,576             -           -           -
                                                          -------------------------------------------------------------
Total investment income                                     316,440        79,576       147,264      79,004      10,596

Participant contributions                                   517,489       212,416       178,585     126,488           -

Distributions                                              (122,851)      (70,979)      (16,971)    (27,442)     (7,459)
Transfers to other plans                                       (419)          (96)         (213)       (110)          -
Transfers of investment direction                                 -      (147,502)      (34,797)    104,401      77,898
                                                         --------------------------------------------------------------
Net increase in assets available for benefits               710,659        73,415       273,868     282,341      81,035
Asset available for benefits - Beginning of period        4,997,490     2,527,141     1,577,154     682,051     211,144
                                                         --------------------------------------------------------------
Assets available for benefits - End of period            $5,708,149    $2,600,556    $1,851,022    $964,392    $292,179
                                                         ==============================================================

See accompanying notes.
</TABLE

                                                                 EIN 36-3888539
                                                                      Plan #103

             Salary Reduction Plan for Hourly Employees of
             IMC-Agrico MP, Inc. Represented by Local #35
                 International Chemical Workers Union

                     Notes to Financial Statements

                   Year ended December 31, 1998 and
                  six months ended December 31, 1997


1.  Description of the Plan

    The following description of the Salary Reduction Plan for Hourly
    Employees of IMC-Agrico MP, Inc. Represented by Local #35
    International Chemical Workers Union (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    General

    The Plan was established on January 1, 1988, and was amended and restated on January 1, 1998. Hourly employees of Florida Minerals
    Operations of IMC-Agrico MP, Inc. (the Company) who are represented by Local #35 International Chemical Workers Union are eligible to participate in the Plan immediately upon their date of hire. While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974
    (ERISA).

    The Company changed its year-end from June 30 to December 31 during calendar 1997. As a result of that change, the Plan has also changed its year-end. These financial statements reflect activity for the year ended December 31, 1998, and for a six-month period ended December 31, 1997.

    Contributions

    The Plan is funded by contributions, known as salary reduction contributions, from participants in the form of payroll deductions of $5 to $150 per week. The Plan provides a qualified cash and deferred arrangement within the meaning of section 401(k) of the Internal Revenue Code (IRC); such contributions were subject to the calendar year maximum of $10,000 in 1998 and $9,500 in 1997.
    Beginning January 1, 1998, the Company contributes an amount equal to $.25 per $1.00 contributed weekly by participant up to the first
    $10.00 contributed weekly by participant.


    Participant Accounts

    Separate accounts are maintained for each participant. Each participant's account balance is adjusted for contributions, withdrawals, interest, dividends, and net realized and unrealized gains or losses on the last day of each month.

    Administrative Expenses

    Certain administrative expenses of the Plan are borne by the Company.

    Investment Programs

    The Plan investments are administered by Marshall & Ilsley Trust
    Company under a trust agreement dated January 1, 1996. Investment programs available to participants are as follows:

        Company Stock Fund - Assets are invested in shares of the IMC-
        Agrico Stock Fund, a pooled fund shared only by other IMC-
        Agrico MP, Inc. 401(k) plans, which invests in the common stock of IMC Global Inc.

        Fixed Income Fund - Assets are invested in shares of IMC-Agrico
        Fixed Income Fund, a pooled fund shared only by other IMC-
        Agrico MP, Inc. 401(k) plans as well as guaranteed investment contracts (GICs), the Marshall Money Market Fund, the LaSalle
        National Trust, N.A. Income Plus Fund, and the M&I Stable
        Principal Fund. The December 31, 1998, holdings are described below:

        a. GIC with CDC Investment Management Corp. with a guaranteed interest rate of 7.5% through December 31, 2000.

        b. GIC with Rabobank Alternative with a guaranteed interest rate of 6.647% through March 15, 2001.

        c. GIC with Sun American Life Company with a guaranteed interest rate of 7.04% through May 29, 2002.

        d. GIC with Government Plus Synthetic with an open maturity and an average interest rate of 6.77%.

        e. GIC with Ohio National with a guaranteed interest rate of 6.25% through July 16, 2003.

        f. GIC with Sunamerica Life Synthetic with a guaranteed interest rate of 6.053% through July 27, 2003.

        g. GIC with Connecticut General Life with a guaranteed interest rate of 5.35% through October 30, 2003.

        h. GIC with General American Synthetic with an open maturity and an average interest rate of 5.63%.

        i.  Marshall Money Market Fund.

        j. The M&I Stable Principal Fund is primarily invested in traditional and synthetic investment contracts, money market securities, and registered first-tier money market mutual funds.

        Balanced Fund - Assets are invested in shares of the Vanguard
        Wellington Fund, Inc., a mutual fund which invests in a diversified portfolio of 60%-70% common stocks and 30%-40% bonds.

        Equity Fund - Assets are invested in shares of the Fidelity
        Equity-Income Fund, Inc., a mutual fund which invests at least
        65% of its assets in income-producing equity securities. The balance of the portfolio is invested in all types of domestic and foreign instruments, including bonds.

        Growth Fund - Assets are invested in shares of the Fidelity
        Magellan Fund, Inc., a mutual fund which invests in common stock and securities of domestic, foreign, and multinational issuers.

        Loan Fund - Loans made to participants, as described below.

    Participants elect their desired investment program upon joining the Plan. Participants may elect to change the investment direction of their existing account balances and their future contributions daily.

    Vesting

    Participants are immediately vested in their accounts.


    Withdrawals

    Participants may withdraw their interest in the Plan upon termination of employment. Under certain conditions of financial hardship, participants may withdraw funds, subject to prior approval of the Employee Benefits Committee, but their participation in the Plan will be suspended for at least one year.
    Full withdrawals are available after age 59 1/2 or in the event of total and permanent disability. Subject to limitations specified in the Plan, certain withdrawals of funds transferred from other qualified benefits plans can be made by participants without penalty.

    Deferred Distributions

    Participants who terminate their employment and have an account balance in excess of $5,000 may elect (at any time prior to age 65) to defer receipt of distribution until no later than his or her 70th birthday.

    Loans to Participants

    Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. The amount of any such loan is borrowed from the account of the participant to whom the loan was made, and such account does not share in the allocation of income, gains and losses of the investment funds to the extent of the outstanding balance of such loan. Principal repayments, which are over one to five years for general purpose loans and over one to ten years for residential loans, and related interest income are credited to the borrowing participant's account. Loan payments are made by weekly payroll deductions. Each loan bears interest at the prevailing rate for loans of similar risk, date of maturity, and date of grant.

2.  Summary of Significant Accounting Policies

    Investment Valuation

    All investments are carried at fair value with the exception of guaranteed investment contracts. Fair value for shares of the mutual funds, shares of the IMC-Agrico Stock Fund, the IMC-Agrico



    Fixed Income Fund, the LaSalle National Trust, N.A. Income Stock
    Fund, the IMC-Agrico Fixed Income Fund, the LaSalle National Trust,
    N.A. Income Plus Fund, and the M&I Principal Fund is the net asset value of those shares as determined by the respective funds. Loans to participants are valued at cost which approximates fair value.
    Guaranteed investment contracts are carried at contract value.

    Income Recognition

    Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest from investments is recorded as earned on an accrual basis.

    Contributions

    Participant contributions are recorded each pay period as withheld by the Company. Contributions by the Company are made monthly based on the minimum contribution required by the Plan.

    Participant Withdrawals

    Withdrawals are recorded when payments are made to participants.
    There were no unpaid withdrawals at December 31, 1998 or 1997.
    Withdrawals requested but not paid are presented in the Department of Labor Form 5500 (Annual Return/Report of Employee Benefit Plan) as liabilities.

    Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  Investment in Master Trusts

    Assets of the Company Stock Fund and the Fixed Income Fund are invested in shares of the IMC-Agrico MP, Inc., pooled funds shared by other IMC-Agrico MP, Inc. 401(k) plans. The Plan held a 2.1% and 10.1% interest, respectively, in the IMC-Agrico Stock Fund and the IMC-Agrico Fixed Income Fund at December 31, 1998 (0% and
    10.3%, respectively, at December 31, 1997).


    The equitable shares in the pooled funds of a participating plan are proportionate to the fair market value of the assets allocable to such participating plan.

    The assets of the pooled funds as of December 31, 1998, were as follows:


                                                        IMC-Agrico
                                          IMC-Agrico    Fixed Income
                                          Stock Fund        Fund
                                          --------------------------
    IMC Global Inc. common stock          $8,405,762     $         -
    M&I Stable Principal Fund                      -      13,729,913
    Guaranteed Investment Contracts:
      CDC Investment Management Corp.              -       1,500,000
      Rabobank Alternative                         -         938,039
      Sunamerica Life Capmac                       -       3,343,745
      Government Plus Synthetic                    -       2,586,737
      Ohio National                                -       1,542,445
      Sunamerica Life Synthetic                    -       1,500,757
      Connecticut General Life                     -       1,519,315
      General American Synthetic                   -       1,517,803
    Marshall Money Market Fund               104,275         145,405
    Pending transactions                      89,751               -
    Accrued interest and dividends             1,699          72,410
                                          --------------------------
    Net assets                            $8,601,487     $28,396,569
                                          ==========================


    The assets of the pooled funds as of December 31, 1997, were as follows:

                                                           IMC-Agrico
                                           IMC-Agrico     Fixed Income
                                           Stock Fund          Fund
                                           ---------------------------
    IMC Global Inc. common stock           $5,843,059      $         -
    M&I Stable Principal Fund                       -        1,900,000
    LaSalle National Trust, N.A.
     Income Plus Fund                               -       15,370,663
    Guaranteed Investment Contracts:
      Commonwealth Life Insurance                   -        1,915,973
      CDC Investment Management Corp.               -        1,500,000
      Rabobank Alternative                          -        1,039,997
      Sunamerica Life Capmac                        -        3,123,827
    Marshall Money Market Fund                206,121          236,330
    Pending transactions                            -           (5,748)
    Accrued interest and dividends              1,412           86,454
                                           ---------------------------
    Net assets                             $6,050,592      $25,167,496
                                           ===========================

    Changes in the pooled balances for the year ended December 31, 1998, are summarized as follows:

                                                          IMC-Agrico
                                        IMC-Agrico       Fixed Income
                                        Stock Fund           Fund
                                        ------------------------------
    Additions
    Interest and dividend income        $    97,003        $ 1,680,792
    Net realized and unrealized
     depreciation in fair value
     of investments                      (2,297,412)                 -
    Contributions and transfers
      from other plans                   19,496,739         24,287,771
                                        ------------------------------
                                         17,296,330         25,968,563


     Deductions
     Benefits paid                       14,679,071         22,707,640
     Investment expenses                     66,363             31,850
                                        ------------------------------
                                         14,745,434         22,739,490
                                        ------------------------------
     Net increase in assets               2,550,896          3,229,073
     Net assets, beginning of year        6,050,591         25,167,496
                                        ------------------------------
     Net assets, end of year            $ 8,601,487        $28,396,569
                                        ==============================

    Changes in the pooled balances for the six-month period from July 1 through December 31, 1997, are summarized as follows:

                                                           IMC-Agrico
                                              IMC-Agrico  Fixed Income
                                              Stock Fund      Fund
                                              ------------------------
     Additions
     Interest and dividend income             $   28,754   $   844,550
     Net realized and unrealized appreciation
      in fair value of investments                32,897             -
     Contributions and transfers
      from other plans                         7,068,104     6,273,118
                                              ------------------------
                                               7,129,755     7,117,668

     Deductions
     Benefits paid                             4,979,069     8,037,667
     Investment expenses                               -        34,995
                                              ------------------------
                                               4,979,069     8,072,662
                                              ------------------------
     Net increase (decrease) in assets         2,150,686      (954,994)
     Net assets, beginning of period           3,899,906    26,122,490
                                              ------------------------
     Net assets, end of period                $6,050,592   $25,167,496
                                              ========================

4.  Significant Investments

    Individual investments that represent 5% or more of assets available for benefits were as follows:

                                                    December 31
                                                1998           1997
                                             -------------------------
    Fidelity Equity-Income Fund, Inc.        $1,209,195     $  962,673
    Vanguard Wellington Fund, Inc.            2,103,949      1,849,213
    Loans to participants                       378,673        292,179

5.  Federal Income Tax Status

    The Internal Revenue Service ruled September 7, 1995, that the Plan qualified under section 401(a) of the IRC, and, therefore, the related trust is not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.  Year 2000 Issue (Unaudited)

    The Company has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Company is taking a two-phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Company anticipates substantially completing this phase of the project by mid-1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Company.

    For the second phase of the project, Plan management established formal communications with its third-party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third-party service providers have indicated that they will be year 2000 compliant by mid-1999. If modification of data processing systems of either the Plan, the Company, or its service providers is not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

         Supplemental Schedules

                                                                                                  EIN 36-3888539
                                                                                                       Plan #103

              Salary Reduction Plan for Hourly Employees of IMC-Agrico MP, Inc.
                Represented by Local #35 International Chemical Workers Union

                  Line 27a - Schedule of Assets Held for Investment Purposes

                                      December 31, 1998

                                                                           Number                 Current
Identity of Issuer                            Description                of Shares     Cost        Value
-----------------------------------------------------------------------------------------------------------
Marshall and Ilsley Trust Company*   Vanguard Wellington Fund, Inc.        71,685   $1,993,851   $2,103,949
                                     Fidelity Equity-Income Fund, Inc.     21,768    1,103,566    1,209,195
                                     Fidelity Magellan Fund, Inc.           2,796      302,579      337,870

Loans to participants (7.125%-10.5%)                                                         -      378,673
                                                                                    -----------------------
                                                                                    $3,399,996   $4,029,687
                                                                                    =======================
*Indicates party in interest to the Plan.
</TABLE


                                                                                                   EIN 36-3888539
                                                                                                        Plan #103

                Salary Reduction Plan for Hourly Employees of IMC-Agrico MP, Inc.
                 Represented by Local #35 International Chemical Workers Union

                    Line 27b - Schedule of Loans or Fixed Income Obligations

                                       December 31, 1998
                           Principal
                                 and
                              Interest
Identity of Party   Original   Paid                                                              Collateral
(Social Security      Loan  During the     Loan      Maturity     Default    Interest  ---------------------------
     Number)        Amount    Year     Issue Date     Date         Date       Rate          Type            Value
----------------------------------------------------------------------------------------------------------------
   265-70-5346     $1,700   $ 593      7/10/97      7/6/00     12/21/98     8.50%   Participant Account  $ 3,858
   262-30-7197        500       -       6/5/97      6/4/98      1/16/98     8.50    Participant Account    1,174
   266-08-2427      6,100   2,234       1/8/98      1/6/00     12/21/98     8.50    Participant Account   12,613
   592-52-6449        800       -      6/27/96     6/24/98      1/16/98     8.25    Participant Account    2,995
   267-29-0378      8,100     535      10/9/97     10/3/02      9/17/98     8.50    Participant Account   18,048
   265-70-5618      3,500       -      1/31/94     1/24/99      7/24/98     7.00    Participant Account    9,938
   261-91-9095      2,400     240      8/21/97     8/21/98      2/25/98     8.50    Participant Account    4,938
   263-98-8459      1,500       -      7/10/97      7/9/98      2/25/98     8.50    Participant Account    3,097

</TABLE


                                                                                                  EIN 36-3888539
                                                                                                       Plan #103

                 Salary Reduction Plan for Hourly Employees of IMC-Agrico MP, Inc.
                  Represented by Local #35 International Chemical Workers Union

                          Line 27d - Schedule of Reportable Transactions

                                    Year ended December 31, 1998
                                                                                                            Current Value
                                                                                                             of Asset on
                                                                       Purchase     Selling       Cost of    Transaction    Net
Identity of Issuer                          Description                  Price       Price         Asset        Date        Gain
----------------------------------------------------------------------------------------------------------------------------------
Category (iii)- Series of securities transactions in excess of 5% of assets available for benefits
--------------------------------------------------------------------------------------------------
Marshall and Ilsley Trust Company   Vanguard Wellington Fund, Inc.    $  867,022  $        -    $  867,022   $  867,022   $      -
                                                                               -     723,555       501,291      723,555    222,264
                                    Fidelity Equity-Income Fund, Inc.  1,181,138           -     1,181,138    1,181,138          -
                                                                               -   1,003,591       900,651    1,003,591    102,940
                                    Fidelity Magellan Fund, Inc.         493,836           -       493,836      493,836          -
                                                                               -     188,040       191,103      188,040     (3,063)

There were no category (i), (ii), or (iv) reportable transactions.


                              SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, I, the undersigned Chairman of the Employee Benefits Committee, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

              Salary Reduction Plan for Hourly Employees of
               IMC-Agrico MP, Inc. Represented by Local #35
                  International Chemical Workers Union


                                     /s/ J. Bradford James
                          -------------------------------------------
                          J. Bradford James
                          Chairman of the Employee Benefits Committee

Date: June 29, 1999

  Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee Benefits Committee and on the dates indicated.

      Signature                     Title                   Date
----------------------------------------------------------------------

/s/ J. Bradford James       Senior Vice President        June 29, 1999
-------------------------   and Chief Financial
J. Bradford James           Officer


/s/ B. Russell Lockridge    Senior Vice President,       June 29, 1999
-------------------------   Human Resources
B. Russell Lockridge


/s/ E. Paul Dunn            Vice President and           June 29, 1999
-------------------------   Treasurer
E. Paul Dunn


/s/ Robert E. Fowler, Jr.   Chairman and                 June 29, 1999
-------------------------   Chief Executive Officer
Robert E. Fowler, Jr.